

Ankur Agarwal, Ph.D. · 3rd

Professor - Florida Atlantic University, President - Sustainable
Sprinkler

Boca Raton, Florida, United States · 500+ connections ·
Contact info

 Sustainable Sprinkler

 Florida Atlantic University

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Experience



President
Sustainable Sprinkler
2018 – Present · 2 yrs
Coral Springs, Florida

Sustainable Sprinkler, a software and services oriented provider, develops and markets Sustainable
Watering and home automation solutions. We charge a one-time installation and equipment fee
along with a recurring monthly fee/charge for utilization of equipment and service. Solutions
consist of multiple products to include a sprinkling controllers (solar and electric power) & wireless
leak detection system with remote and mobile device management integration.

>    **Sustainable Sprinkler**
> **Company Overview**



Vice President
MedSoftSys Inc.
Jan 2009 – Present · 12 yrs
Fort Lauderdale

MedSoftSys is a software development company and is engaged in developing cloud based
enterprise applications and solutions. The company has developed several mobile applications in
the area of healthcare, gaming, transporation, wellness, mobile wallet, eCommerce among others.
I am involved in management of product development and management of operations.



Florida Atlantic University
8 yrs 7 mos

Professor
Jul 2018 – Present · 2 yrs 6 mos
Boca Raton, Florida

Associate Professor
Jun 2012 – Present · 8 yrs 7 mos
boca raton, fl



Assistant Director
Mobile Technology Consortium
2008 – Present · 12 yrs



CEO
Elixir Clinical Research Center
Apr 2014 – May 2017 · 3 yrs 2 mos
Coral Springs, Florida

Website: http://www.ecrcenter.com

Elixir Clinical Research Center (ECRC) is a multi-center research organization with presence in United
States and India. ECRC has extensive expertise in a multitude of therapeutic areas and dif ...see more

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Education



Florida Atlantic University
Ph.D., Computer Engineering (Embedded Systems)
2003 – 2006



Florida Atlantic University
MS, Computer Engineering
2001 – 2003



Sandeepani School of VLSI Design
P.G. Diploma, VLSI Design
2003 – 2003

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Skills & endorsements

Mobile Applications · 30

Endorsed by **7 of Ankur's colleagues at Florida Atlantic University**

Product Management · 24

Endorsed by **7 of Ankur's colleagues at Florida Atlantic University**

Strategy · 22

Endorsed by **Kimberly Gramm, who is highly skilled at this**

Endorsed by **4 of Ankur's colleagues at Florida Atlantic University**

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Accomplishments

5 **Publications** ⌄

Virtulization Techniques for Mobile Systems • Handbook of Medical and Healthcare Technologies • Concurrency Compliant Embedded System Modeling Methodology • Power Management System for Embedded RTOS: An Object Oriented Approach • Published more than 50 Jounral Papers, Conference Papers and Book Chapters